JONES DAY

NORTH POINT  •  901 LAKESIDE AVENUE  •  CLEVELAND, OHIO  44114-1190

TELEPHONE: (216) 586-3939  •  FACSIMILE: (216) 579-0212

Direct Number: (216) 586-7017
tcdaniels@jonesday.com

 March 22, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Division of Corporation Finance

Re:                             York Enhanced Strategies Fund, LLC

Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of York Enhanced Strategies Fund, LLC (the “Company”), we are transmitting a preliminary copy of a proxy statement (the “Proxy Statement”) for filing under the Securities Exchange Act of 1934.  Definitive copies of the Proxy Statement will be used in connection with the solicitation of proxies for a special meeting of shareholders of the Company to approve a Plan of Liquidation and Dissolution of the Company.

Please contact the undersigned at (216) 586-7017 if you have any questions concerning this filing.  Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels

Thomas C. Daniels

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